Wyrick Robbins Yates & Ponton LLP ATTORNEYS AT LAW 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607 PO Drawer 17803, Raleigh, NC 27619 P: 919.781.4000 F: 919.781.4865 www.wyrick.com

July 11, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Mast

Re: CorMedix Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2017
       Filed March 19, 2018
       File No. 001-34673

Ladies and Gentlemen:

We write this letter on behalf of our client CorMedix Inc. (the “Company”) in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated July 9, 2018. For ease of review, we have set forth below in italics the comment of the Staff’s letter and have followed the comment with the Company’s response thereto.

 Form 10-K for the Fiscal Year Ended December 31, 2017

Exhibits

1. Please file an amendment to your Form 10-K for the year ended December 31, 2017 that includes Exhibits 31.1, 31.2, 32.1 and 32.2 that refer to the Form 10-K for the year ended December 31, 2017 rather than to the year ended December 31, 2016.

The Company acknowledges the Staff’s comment, and as requested, filed on July 10, 2018 an amended Annual Report on Form 10-K that contains the revised exhibits.

* * * * *

The Company respectfully submits that the foregoing discussion is appropriately responsive to the Staff’s comment. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Alexander M. Donaldson
Alexander M. Donaldson

cc: Robert Cook, Chief Financial Officer, CorMedix Inc.